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13010035)MMISSION
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SEC Mail Processing Section
FEB 28 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65800

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HALL & ROMKEMA FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3495 COOLIDGE
(No. and Street)

EAST LANSING, (City) MICHIGAN (State) 48823 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOE A. ROMKEMA, CCO 517-337-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOMERSET, CPAs
(Name – *if individual, state last, first, middle name*)

3925 RIVER CROSSING PARKWAY, THIRD FLOOR, (Address) INDIANAPOLIS, (City) INDIANA (State) 46240-0368 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOE A. ROMKEMA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HALL & ROMKEMA FINANCIAL SERVICES, LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA J. MUENCHEN
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF INGHAM
My Commission Expires Dec 26, 2013
Acting in the County of Ingham

Signature

JOE A. ROMKEMA, CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALL & ROMKEMA FINANCIAL SERVICES, LLC
Financial Statements
Year Ended December 31, 2012

HALL & ROMKEMA FINANCIAL SERVICES, LLC

TABLE OF CONTENTS

SOMERSET CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report

To the Board of Directors
HALL & ROMKEMA FINANCIAL SERVICES, LLC
East Lansing, Michigan

Report on the Financial Statements

We have audited the accompanying statement of financial condition of HALL & ROMKEMA FINANCIAL SERVICES, LLC, as of December 31, 2012, and the related statements of income, changes in members' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of HALL & ROMKEMA FINANCIAL SERVICES, LLC, as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Somerset CPAs PC

February 27, 2013

HALL & ROMKEMA FINANCIAL SERVICES, LLC
Statement of Financial Condition
December 31, 2012

Assets

Current Assets		
Cash and cash equivalents	$	83,990
Cash deposit with clearing organization		15,000
Accounts receivable		132,548
Prepaid expenses		14,331
Total Current Assets		245,869
Property and Equipment		
Office equipment		5,089
Accumulated depreciation		(4,559)
Total Property and Equipment		530
Total Assets	$	246,399

Liabilities and Members' Equity

Current Liabilities		
Accounts payable	$	854
Total Current Liabilities		854
Members' Equity		245,545
Total Liabilities and Members' Equity	$	246,399

See accompanying notes.

HALL & ROMKEMA FINANCIAL SERVICES, LLC
Statement of Income
For the Year Ended December 31, 2012

Revenues		
Advisory fees	$	508,874
Commissions		101,442
Other		608
Total Revenues		610,924
Expenses		
Contracted services		97,550
Consulting services		30,366
Commission expense		27,848
Clearing and bank charges		22,813
Professional services		14,702
Office supplies and expense		8,565
Professional fees and licenses		7,140
Professional liability insurance		4,989
Online service		3,700
Travel		1,264
Marketing costs		1,114
Continuing education		902
Depreciation		795
Telephone		642
Fidelity bond		566
Total Expenses		222,956
Net Income	$	387,968

See accompanying notes.

HALL & ROMKEMA FINANCIAL SERVICES, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2012

Balance at December 31, 2011	$ 297,577
Net income	387,968
Members' distributions	(440,000)
Balance at December 31, 2012	$ 245,545

See accompanying notes.

HALL & ROMKEMA FINANCIAL SERVICES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash Flows from Operating Activities		
Net income	$	387,968
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		795
Increase in accounts receivable		(18,532)
Increase in prepaid expenses		(7,724)
Decrease in accounts payable		(1,684)
Net cash provided by operating activities		360,823
Cash Flows from Financing Activities		
Members' distributions		(440,000)
Net cash used in financing activities		(440,000)
Net Decrease in Cash and Cash Equivalents		(79,177)
Cash and Cash Equivalents, Beginning of Year		163,167
Cash and Cash Equivalents, End of Year	$	83,990

See accompanying notes.

Note A - Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

Hall & Romkema Financial Services, LLC (the Company), was formed as a limited liability company (LLC) in East Lansing, Michigan during 2002. During 2003, the Company registered as a limited corporate securities broker-dealer firm with the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis, and forwards all transactions to a clearing broker. Accordingly, the Company operates under the exemptive provision of the SEC Rule 15c3-3(k)(2)(ii).

Entity

These financial statements contain only the assets, liabilities, revenues and expenses specifically related to the business activities of the Company. They do not include the personal assets, liabilities, revenues or expenses of the individual members.

The Company's duration shall be perpetual, unless dissolved in accordance with the operating agreement.

Revenue Recognition

The Company recognizes revenue on its variable annuity and mutual funds products when the necessary policy documents have been completed by the customer as well as the premiums associated with the related products have been received by the carrier.

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Investment advisory fees are received quarterly and are recognized as earned on a pro rata basis over the term of the contract.

Method of Accounting

The Company's financial statements are presented on the accrual basis method of accounting.

Accounts Receivable

The Company carries its accounts receivable at invoiced amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. The Company's policy is not to accrue interest on past due receivables.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Cash Flows

For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased within three months or less of an instrument's original maturity date to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property, Equipment and Depreciation

Property and equipment are carried at cost and include expenditures for new additions and those that substantially increase the useful lives of existing assets. Depreciation is computed at various rates by use of the straight-line method over the estimated useful lives of the assets, generally 5 years.

Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property and equipment retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts in the year of disposal with the resulting gain or loss reflected in earnings or in the cost of the replacement asset.

The provision for depreciation amounted to $795 for the year ended December 31, 2012.

Long-lived Assets

Long-lived assets to be held and used are tested for recoverability whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over the fair value of the asset. Certain long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.

Income Taxes

No provision has been made for federal and state income taxes since the proportionate share of the Company's income or loss is included in the personal tax returns of the members.

Accounting principles generally accepted in the United States of America require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Income Taxes (Continued)

The Company's policy is to recognize penalties and interest as incurred in its Statement of Income.

The Company's federal and state income tax returns for 2009 through 2012 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Note B - Related Party Transactions:

Coolidge Road Leasing, Inc.

The Company's members are also owners of Coolidge Road Leasing, Inc., an employee leasing company (the leasing company). The Company leases labor from the leasing company. A total of $97,550 was paid by the Company to the leasing company for labor for the year ended December 31, 2012.

Hall & Romkema, PLC

The Company's members are also owners of Hall & Romkema PLC, a certified public accounting firm (the accounting firm). The Company shares office space with the accounting firm. A total of $4,920 was paid by the Company to the accounting firm for office usage and occupancy expenses for the year ended December 31, 2012.

The Company paid the accounting firm $12,691 for professional advisory, accounting, insurance and promotional fees during the year ended December 31, 2012. The Company recorded a prepaid asset of $2,754 related to insurance costs paid to the accounting firm at December 31, 2012.

Retirement Options, LLC

The Company's members are also the majority owners of Retirement Options, LLC, a retirement planning and administration company. The Company recognized advisory fee revenue of $102,657 collected on behalf of the Company by Retirement Options, LLC, as a convenience during the year ended December 31, 2012. Each advisory fee client has an agreement with the Company for advisory services. The December 31, 2012, Statement of Financial Condition includes a $22,807 receivable from Retirement Options, LLC.

Note C - Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with two financial institutions. At times, such amounts may be in excess of the FDIC insured limit. The Company has never experienced any losses related to these balances. All non-interest bearing cash balances were fully insured at December 31, 2012, due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there is no limit to the amount of insurance for eligible accounts. Beginning January 1, 2013, insurance coverage will revert to $250,000 per depositor at each financial institution, and non-interest bearing cash balances may again exceed federally insured limits.

The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

Note D - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company is $5,000. At December 31, 2012, the Company's net capital was $96,853 which was $91,853 in excess of its minimum net capital requirement. There is no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Company and included in the unaudited Part II of Form X-17A-5 as of December 31, 2012.

Note E - Statements of Changes in Liabilities Subordinated to Claims of General Creditors:

For the year ended December 31, 2012, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

Note F - Subsequent Events:

The Company has evaluated subsequent events through February 27, 2013, the date on which the financial statements were available to be issued.

SOMERSET CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report
on the Supplementary Information Required by Rule 17a-5
under the Securities and Exchange Act of 1934

To the Board of Directors
HALL & ROMKEMA FINANCIAL SERVICES, LLC
East Lansing, Michigan

We have audited the financial statements of HALL & ROMKEMA FINANCIAL SERVICES, LLC as of and for the year ended December 31, 2012, and have issued our report thereon dated February 27, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information, computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Somerset CPAs PC

February 27, 2013

HALL & ROMKEMA FINANCIAL SERVICES, LLC
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2012

Net Capital

Total Members' Equity	$	245,545
Other Deductions		(147,409)
Haircuts on Securities		(1,283)
Net Capital	$	96,853

Aggregate Indebtedness

Items Included in Statement of Financial Condition		
Accounts Payable	$	854
Total Aggregate Indebtedness	$	854

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$	5,000
Excess Net Capital	$	91,853
Excess Net Capital at 1000%	$	90,853
Ratio: Aggregate Indebtedness to Net Capital		0.0088 to 1

Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2012)

Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$	96,853
Net Capital per Above	$	96,853

See auditors' report on supplementary information.

SOMERSET CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
HALL & ROMKEMA FINANCIAL SERVICES, LLC
East Lansing, Michigan

In planning and performing our audit of the financial statements of HALL & ROMKEMA FINANCIAL SERVICES, LLC, (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Somerset CPAs PC

February 27, 2013

HALL & ROMKEMA FINANCIAL SERVICES, LLC

SIPC Assessment Reconciliation

SOMERSET CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Accountants' Report Related to the Entity's SIPC Assessment Reconciliation as Required under SEC Rule 17a-5(e)(4)

To the Board of Directors
HALL & ROMKEMA FINANCIAL SERVICES, LLC
East Lansing, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by HALL & ROMKEMA FINANCIAL SERVICES, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating HALL & ROMKEMA FINANCIAL SERVICES, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). HALL & ROMKEMA FINANCIAL SERVICES, LLC's management is responsible for HALL & ROMKEMA FINANCIAL SERVICES, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with the supporting schedules and working papers, noting no differences;

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7, noting no differences; and

5. There was no overpayment applied to the current assessment from the Form SIPC-7T on which it was originally computed, thus no comparison was required.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Somerset CPAs PC

February 27, 2013

The
LeGaye Law Firm P.C.

Tel: (281) 367-2454
Fax: (866) 338-6353

www.LeGayeLaw.com

2002 Timberloch Drive, Suite 200 ◇ The Woodlands, Texas 77380

February 27, 2013

Via Overnight Delivery

SEC
Mail Processing
Section
FEB 28 2013
Washington DC
400

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Hall & Romkema Financial Services, LLC; Firm ID # 124609
Annual Audit Report, Form X-17A-5

Dear Sir or Madam:

On behalf of the above captioned member firm, enclosed please find two (2) counter-original Annual Audited Reports for the fiscal year ended December 31, 2012 with supporting Facing Page.

Should you have any questions regarding the enclosed reports, please feel free to contact the undersigned or Joe Romkema of Hall & Romkema Financial Services, LLC.

Sincerely,

Debra M. Schaps

Debra M. Schaps*
Enclosures (as stated)

cc: Joe A. Romkema – Hall & Romkema Financial Services, LLC (with enclosure)
SEC – Chicago, IL Regional Office (w/enclosure)
FINRA (filed electronically)

** Not Licensed to Practice Law*